

Mail Stop 3561

September 19, 2016

Walter Uihlein
Chief Executive Officer
Acushnet Holdings Corp.
333 Bridge Street
Fairhaven, MA 02719

> **Re:**   **Acushnet Holdings Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 6, 2016**
> **File No. 333-212116**

Dear Mr. Uihlein:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 19, 2016 letter.

Capitalization, page 68

1. We note your total capitalization balances on an actual, pro forma and pro forma as adjusted basis are the same and do not appear to foot correctly. Please revise accordingly.

Management's Discussion and Analysis, page 85

Critical Accounting Policies and Estimates, page 121

Share-Based Compensation, page 127

2. We note upon the filing of your registration statement you changed your methodology for valuing the share-based compensation awards to prospectively account for them at fair value using a fair value pricing model, such as Black-Scholes. We also note that you evaluated the impact of the change in valuation methods in the six months ended June 30, 2016 as a cumulative effect of a change in accounting principle and determined that there was no impact on the consolidated financial statements. In this regard, please tell us in more detail about the basis of your conclusion as it relates to your liability classified awards (i.e. EARS). Specifically, explain why the change in valuation methods did not have an effect on your consolidated financial statements at June 30, 2016.

    In a related matter, please clarify your disclosures in the Summary Consolidated Financial Data, Selected Financial Data and MD&A that you have changed your methodology for valuing the EARS from intrinsic value method to a fair value pricing model. Your current disclosures continue to state that the liability is re-measured to intrinsic value at each reporting period based upon your common stock equivalent value.

    Also, please clarify within your critical accounting policy and elsewhere, as appropriate, to specify how the settlement amount of the EAR awards will be determined as well as the form of settlement required. If the terms of the EAR awards provide you the option to settle some portion of the EAR awards in stock rather than cash, please provide us with an analysis of the effect of this option on your accounting for the EAR awards, with specific citation to authoritative literature, and consider the need to include clarifying disclosure in your filing.

    You may contact Melissa Gilmore at (202) 551-3777 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3611 with any other questions.

                                                        Sincerely,

                                                        /s/ A.N. Parker

                                                        Anne Nguyen Parker
                                                        Assistant Director
                                                        Office of Transportation and Leisure

cc: Roxanne F. Reardon, Esq.
        Simpson Thacher & Bartlett LLP